Exhibit 99.2
Exhibit I

Management’s Assertion Concerning Compliance
with USAP Minimum Servicing Standards

March 28, 2006

As of and for the year ended December 31, 2005, CIT Financial USA, Inc. (the “Company”), a wholly-owned subsidiary of CIT Group Inc., has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (“USAP”), to the extent the procedures in such are applicable to the servicing obligations set forth in the Servicing Agreements for CIT Equipment Collateral 2005-VT1. During the year ended December 31, 2005, certain instances of noncompliance with the standards occurred as noted below:

Payments

Standard: Payments made in accordance with the lease/loan documents shall be posted to the applicable records accurately and on a timely basis.

Certain reconciling items were not cleared within ninety (90) days of their original identification. Management has reviewed all significant reconciling/suspense items and management does not believe that these items have a material impact on the lease/loan records, and will re-emphasize policies and standards to ensure that payments receipts are posted to the applicable customer account on a timely basis.

As of and for this same period, CIT Group Inc. had in effect a financial institution bond, computer crime policy and error and omissions policy in the following amounts:

Insurance Type	Coverage
Financial institution bond	$120 million
Computer crime policy	$120 million
Errors and omissions	$15 million

/s/ Jeffrey D. Simon
Jeffrey D. Simon President CIT Financial USA, Inc. /s/ William L. Schumm
William L. Schumm Executive Vice President CIT Financial USA, Inc. /s/ Kenneth P. Reynolds
Kenneth P. Reynolds Senior Vice President CIT Financial USA, Inc. /s/ Mark Carlson
Mark Carlson Senior Vice President – Corporate Treasury CIT Financial USA, Inc.